Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 23, 2019

Re:	Winc, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed September 20, 2019

File No. 024-11050

Dear Ms. Ransom:

Winc, Inc. (the “Company”) is submitting this letter to confirm the telephone conversation on September 20, 2019 between Adam Phippen, Staff Accountant, and Squar Milner LLP discussing the Company’s response to comment 2 in your letter dated September 18, 2019.

The Company confirms that each of its warrant agreements contains a “down round” provision, a significant provision that also resulted in the Company accounting for the conversion feature as a derivative in accordance with ASC 815. The “down round” provision protects the holder’s position from being diluted by a transaction initiated by the Company. The provision states that in the event of a subsequent securities issuance, which the agreement defines as being a ‘diluting issuance’ at a price per share less than the warrant price, then the number of shares of common stock issuable upon conversion will be adjusted in accordance with those provisions of the Company’s certificate of incorporation. ASC 815 states that the possibility of a market price transaction occurring at a price below an instrument’s strike price is not an input to the valuation of a standard “fixed for fixed” instrument, and thus it would not qualify for the exception discussed in ASC 815-40-15-7E. Therefore, any settlement adjustments related to such events would preclude the reporting entity from considering the instrument or embedded component as indexed to its own stock. The existence of this element within the Company’s warrant agreements led to the determination that the conversion feature is a derivative and would fall within the scope of ASC 815.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc:	Geoffrey McFarlane

Winc, Inc.